Via Facsimile and U.S. Mail
Mail Stop 03-09

December 14, 2004

Rene Daignault
NSM Holdings, Inc.
1100 Melville Street 6th Floor
Vancouver, British Columbia, V6E 4A6
Canada

Re:	NSM Holdings, Inc.
	Registration Statement on Form SB-2, filed December 3, 2004 File Number 333-120993

Dear Mr. Daignault:

	This is to advise you that a preliminary review of the above registration statement indicates that it fails to comply in part with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For example, your financials statements were not current as of the filing of the registrations statement, we refer you to Regulation S-B
228.310. For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

	You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

	We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.

      You may contact Dana Hartz at (202) 942-2976 or Mary Mast at
(202) 942-1858 if you have questions regarding the financial statements and related matters. Please contact Albert Lee at
(202)
824-5522, Song Brandon, Attorney-Advisor, at (202) 942-2831, or me at
(202) 942-1840 with any other questions.


								Sincerely,



								Jeffrey Riedler
								Assistant Director